Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2007

Mr. J. Nick Riehle
Vice President, Administration and Chief Financial Officer
Chelsea Therapeutics International, Ltd.
13950 Ballantyne Corporate Place, Suite 325
Charlotte, NC 28277

**Re: Chelsea Therapeutics International, Ltd.
            Form 10-K for the Fiscal Year Ended December 31, 2006
            Filed March 12, 2007
            File No. 005-81457**

Dear Mr. Riehle:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                Sincerely,

                                Joel N. Parker
                                Accounting Branch Chief